Columbia Funds Variable Insurance Trust

One Financial Center

Boston, Massachusetts 02111

August 29, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Michelle Roberts

Re:	Columbia Funds Variable Insurance Trust – File Nos. 33-14954, 811-05199
Post-Effective Amendment No. 33 to Registration Statement on Form N-1A Filed June 18, 2008

Dear Ms. Roberts:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on Monday, July 28, 2008 with respect to post-effective amendment number 33 to the registration statement on Form N-1A (the “Amendment”) of Columbia Funds Variable Insurance Trust (the “Registrant”) under the Securities Act of 1933, as amended (the “Securities Act”), filed with the Commission on June 18, 2008 pursuant to Rule 485(a) under the Securities Act.

For convenience of reference, we have summarized each of the comments below, each of which is followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Amendment unless otherwise indicated.

Comments to Prospectuses Generally

1.	Comment. The section captioned “Buying, Selling and Transferring Shares––Shareholder Information––Excessive Trading Practices” states that “the Fund may in its discretion restrict, reject or cancel a buy or transfer order.” Please delete the concept of cancellation from the referenced sentence. Alternatively, please (i) explain supplementally the time window that the Fund reserves for its right to cancel orders and (ii) revise the disclosure in the referenced section to describe the cancellation period by reference to the day on which the contract owner places his or her order.

Response. The requested change has been made. The sentence has been revised to state “the Fund may in its discretion restrict or reject a buy or transfer order.”

2.	Comment. In the section captioned “For More Information” on the back cover page, please consider moving the information captioned “By Mail,” “By Telephone” and “Online” to the beginning of the section.

Response. The requested change has not been made. The Registrant believes that the changes made in response to Comment #3 are responsive to this Comment.

Columbia Funds Variable Insurance Trust

August 29, 2008

3.	Comment. On the back cover page, please add language describing the ability of shareholders to obtain copies of shareholder reports and of the statement of additional information upon request and without charge.

Response. The following language has replaced the last sentence of the introductory paragraph of the section captioned “For More Information” on the back cover page:

You’ll find more information about the funds of the Trust in the following documents. Shareholders may contact Columbia Funds as follows to obtain these documents free of charge:

Comments to the Prospectuses for Columbia Value and Restructuring Fund, Variable Series

4.	Comment. In the table captioned “Annual Fund Operating Expenses,” please revise the “Management fees” line item and/or the related footnotes (a) and (b) to ensure the mathematical accuracy of the figures presented.

Response. The requested change has been made.

Comments to Statement of Additional Information

5.	Comment. In the section captioned “Investment Advisory and Other Services––The Principal Underwriter/Distributor,” please add disclosure explaining whether the distribution of the Fund’s shares is continuous and describing the nature of the Distributor’s distribution obligation. See Form N-1A Item 20(a)(1) and (2).

Response. The requested change has been made. The first paragraph of the noted section has been replaced with the following disclosure:

Columbia Management Distributors, Inc. (the “Distributor”) serves as the principal underwriter and distributor for the continuous offering of shares of the Funds pursuant to a Distribution Agreement. The Distribution Agreement obligates the Distributor to use appropriate efforts to find purchasers for the shares of the Funds. The Distributor’s address is: One Financial Center, Boston, MA 02111.

6.	Comment. In the table captioned “Independent Trustee Biographical Information,” please add parenthetical disclosures indicating the business nature of each of KPMG, LLP, Montpelier Re, Parsons Brinckerhoff, Inc. and Celgene Corporation.

Response. The requested change has been made.

7.	Comment. In the section captioned “Capital Stock and Other Securities––Description of the Trust’s Shares––Voting Rights and Shareholder Meetings,” please disclose that, because of proportional voting, the vote of a small number of Contract Holders can determine the outcome of a shareholder proposal. Please also disclose whether Participating Insurance Companies require a certain number of Contract Holders or Contract Holders holding a certain aggregate contract value to provide voting instructions prior to using proportional voting.

Columbia Funds Variable Insurance Trust

August 29, 2008

Response. The requested change has been made. The following sentence has been added to the fourth paragraph of the noted section:

The use of such “proportional” voting by Participating Insurance Companies means that the vote of a small number of Owners can determine the outcome of a shareholder proposal.

The Registrant is not privy to the contractual relationship between Contract Holders and Participating Insurance Companies regarding the provision of voting instructions and the use of proportional voting, except to the extent set forth above, and the Registrant believes that such contractual provisions likely vary among Participating Insurance Companies. However, the Registrant believes that the final sentence of the disclosure quoted above adequately addresses the Staff’s concerns regarding proportional voting.

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The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Amendment. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at (617) 772-3265.

Sincerely,

/s/ Peter T. Fariel
Peter T. Fariel Assistant Secretary Columbia Funds Variable Insurance Trust